Paul Hastings LLP

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February 14, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds Inc. — File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of the TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on January 8, 2025 by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 115 to its Registration Statement filed on November 22, 2024 (the “Registration Statement”), which contained disclosure with respect to one new series of the Registrant, the TCW White Oak Emerging Markets Equity Fund (the “Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated. Revised disclosure intended to address these comments will be included in the Registrant’s further amendment to its registration statement, which is expected to be filed before February 18, 2025.

1. Comment: Please confirm that bracketed information is completed and finalized before the further post-effective amendment is filed.

Response: Comment accepted. The Registrant will finalize the bracketed information in the next post-effective amendment related to the Fund.

2. Comment: Please use boldface font for the second sentence in the lead-in text to the fee table that begins “You may pay additional fees or commissions . . . .”

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

3. Comment: Please submit a completed fee and expense table without bracketed information in advance of the next post-effective amendment. That completed table can be submitted in a draft comment response letter.

Securities and Exchange Commission

February 14, 2025

Response: Comment accepted. The Registrant hereby provides the completed fee and expense table below:

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	I	N
Management Fees	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses[1]	0.26%	0.26%
Total Annual Fund Operating Expenses	1.16%	1.41%
Fee Waiver and/or Expense Reimbursement[2]	0.18%	0.18%
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.98%	1.23%

4. Comment: Please confirm whether a line item is needed in that table for acquired fund fees and expenses.

Response: Comment accepted. The Registrant hereby confirms that estimated acquired fund fees and expenses will fall below the threshold that would require a separate line item in the table.

5. Comment: Please confirm that the waiver and expense limitation expiration in the fee table footnote will expire at least one year after the effective date of the Registration Statement with respect to the Fund.

Response: Comment accepted. That expiration date is March 1, 2026, which represents a term of at least one year.

6. Comment: The second sentence of the principal strategy section uses the word “primarily.” Please remove that word because the list of items that follows appears to be complete. Please also clarify what is meant by “other instruments.”

Response: Comment accepted. The Registrant will revise that disclosure accordingly and clarify the meaning of other instruments by adding “such as convertible bonds, depositary receipts, exchange-traded funds (“ETFs”) and equity derivatives.”

7. Comment: In the principal strategy section, with the explanation of what constitutes an emerging market, please revise the following factor: “(v) the Fund’s portfolio managers otherwise believe that the company’s assets are exposed to the economic fortunes and risks of emerging market countries (because, for example, the Fund’s portfolio managers believe that the company’s growth is dependent on emerging market countries). Please remove the brackets and clarify that a stronger connection is needed for that factor.

Response: Comment accepted. The Fund’s disclosure will state that “(v) the Fund’s portfolio managers otherwise believe that the company’s ~~assets are~~ enterprise value is exposed to the economic fortunes and risks of emerging market countries because, for example, the Fund’s portfolio managers believe that the company’s growth is substantially dependent on emerging market countries. [underlined text added]

8. Comment: Under principal strategies and risks, please confirm that no other material use of derivatives is expected other than the types expressly discussed.

Securities and Exchange Commission

February 14, 2025

Response: Comment accepted. The Registrant confirms that no material use of other types of derivatives is contemplated by the sub-adviser.

9. Comment: The lead-in sentence to the list of risks in the prospectus is overly wordy. Please say instead something like, “The Principal risks of the Fund are as follows:”.

Response: Comment accepted. The Registrant will revise the Fund’s disclosure accordingly.

10. Comment: On page 7 of the prospectus, please use “Performance” as the heading rather than “Investment Results.”

Response: Comment accepted. That heading has been revised accordingly.

11. Comment: Item 9 of the prospectus is missing disclosure of the Fund’s investment strategy. Please add that disclosure as part of Item 9 of Form N-1A even if repetitive of the disclosure already provided related to principal investment strategies.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

12. Comment: Please consider whether to add cybersecurity risk as a principal risk.

Response: Comment accepted. Although cybersecurity risk is listed as an additional risk, the Fund will add cybersecurity risk as a principal risk.

13. Comment: On page 25 of the statement of additional information, under “Investment Restrictions for the Fund” please consider adding a sentence to restriction number 4 to state how the Fund will apply the industry concentration limit to other investment companies.

Response: Comment accepted. The Registrant will revise that disclosure to state that the Fund will look through to the industry weightings of underlying investment companies in applying investment restriction 4.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP